Otis Gallery LLC

335 Madison Ave, 16th Floor

New York, NY 10017

November 10, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jacqueline Kaufman

Re:	Otis Gallery LLC
Post-Qualification Amendment No. 25 to Form 1-A
File No. 024-10951

Ladies and Gentlemen:

Thank you for the comments of November 8, 2021 regarding Post-Qualification Amendment No. 25 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Gallery LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.

Post-Qualification Amendment No. 25 to Form 1-A

Description of Business

Liquidity Platform, page 75

1.	On page 75, you disclose that your Liquidity Platform “enables investors to buy and sell their holdings via the PPEX ATS,” and that the Liquidity Platform “serves as the user interface through which interest holders and prospective secondary purchasers submit orders to buy or sell interests in a series of our company.” As the Liquidity Platform appears to provide a market place for bringing together purchasers and sellers of securities, please tell us why you would not fall within the definition of an exchange under Section 3(a)(1) of the Exchange Act and Rule 3b-16(a) thereunder. In your response, please describe how the Liquidity Platform enables the making of a secondary market in your securities; for example, by quoting prices.

Section 3(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that an “exchange” means “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange, as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.” Rule 3b-16(a) further provides that an organization, association or group of persons falls within the Section 3(a)(1) definition of “exchange” if such organization, association or group of persons: “(1) Brings together the orders for securities of multiple buyers and sellers; and (2) Uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.”

As noted in the Offering Statement, the “Liquidity Platform” is a technology “interface on the [mobile app-based investment platform called Otis] that enables investors to buy and sell their holdings via the [Public Private Execution Network Alternative Trading System (the “PPEX ATS”)],” a registered electronic alternative trading system (“ATS”) operated by North Capital Private Securities Corporation, a FINRA-registered broker-dealer. The Liquidity Platform operates through the PPEX and Dalmore Group LLC (the “Broker”), a FINRA-registered broker-dealer that is a “participant” on the PPEX ATS, as executing broker.

The Liquidity Platform does not bring together orders for securities of buyers and sellers. Orders are communicated through the Liquidity Platform and delivered to the PPEX ATS through the Broker using the technology of the Liquidity Platform, and are matched on the PPEX ATS, and matched orders are then executed through the Broker on the PPEX ATS. This mechanism is described in the Offering Statement, “[o]rders are matched by the PPEX ATS and executed on the PPEX ATS through the Broker in accordance with the rules set forth by the PPEX ATS, and once executed, the appropriate information is submitted back to the Liquidity Platform and reflected for each interest holder.” All methods under which such orders interact with each other are set by the PPEX ATS.

The Liquidity Platform enables a secondary market in our securities by providing technology for the flow of information between investors, the Broker and the PPEX ATS. Bids and asks from investors are transmitted to the PPEX ATS through the Broker and placed on the PPEX ATS order book. These bids and asks are then displayed to other investors via the Liquidity Platform, including price and quantity. The information displayed is firm bids and asks at set prices and quantities, not quotations. If, for example, an investor desires to transact against an existing bid or ask on the PPEX ATS order book, the investor would place a bid or ask, as applicable, using the Liquidity Platform at a price that crosses the existing order. On receipt, the PPEX ATS processes this new order as a matched trade, which is executed through the Broker, and the PPEX ATS notifies the Liquidity Platform and the Broker accordingly. For the avoidance of doubt, the Liquidity Platform does not itself pair or match any orders.

By way of analogy, say an investor is able to place trades on an ATS through a web browser. The web browser is not itself an exchange or broker-dealer even though it provides the technology necessary to input a bid or ask and communicates a matched trade. The web browser is solely a technological means of communicating with the ATS. Similarly, the Liquidity Platform is solely a means for investors to electronically communicate with the Broker and the PPEX ATS, similar to order management systems widely used by brokers and which are not themselves considered exchanges.

In light of the foregoing, the Liquidity Platform is not operating an exchange under Rule 3b-16.

2.	You also indicate on page 75 that “the Liquidity Platform functions to deliver information to investors, the Broker and the PPEX ATS, and display information to investors.” Please describe what information is delivered and displayed to investors, the Broker, and the PPEX ATS, the manner in which it is displayed, and who is displaying it (i.e., the Liquidity Platform or PPEX ATS). Please explain the circumstances under which an order or paired orders are sent to the PPEX ATS and if orders are maintained within the Liquidity Platform. Please explain how, if at all, an investor, for example, may submit an order to the PPEX ATS without using the Liquidity Platform.

Different information is delivered, and displayed in different ways, to investors, the Broker and the PPEX ATS. The quoted sentence should read, “the Liquidity Platform functions to deliver information to investors, the Broker and the PPEX ATS, and to display information to investors” (this will be corrected in a subsequent post-qualification supplement or amendment filing).

•	Investors send and receive all information through the Liquidity Platform. This information primarily relates to inputting a bid or ask, including security name, price and quantity. The current PPEX order book is also displayed via the Liquidity Platform, and includes security name, price and quantity of bids and asks at a given price. If a particular investor’s order is matched by the PPEX ATS, the PPEX ATS notifies the Liquidity Platform and the Broker, which in turn notifies the investor via push notification, email and in-app updates of the price and quantity at which their order for a given security was matched and executed.
•	The Liquidity Platform delivers order, trade and account information to the Broker, visible through a standalone, web-based portal. Order information includes security name, price and quantity, as well as account information (described below) of the investor placing the bid or ask. If the PPEX ATS matches a particular investor’s order, the matched trade information is communicated to the Broker. Additionally, we understand that the Broker receives daily trade confirmations directly from the PPEX ATS, but we are not party to that communication. The portal also displays account information received from the Liquidity Platform for any investor who inputs a bid or ask that includes name, email address, phone number, KYC/AML information and suitability information.
•	The PPEX ATS receives the order information from the Liquidity Platform through the Broker. We do not have access to the PPEX ATS interface and thus cannot describe what information is displayed and how.

Individual orders are sent to the PPEX ATS through the Broker immediately upon submission via the Liquidity Platform. Orders are not matched (paired) prior to being submitted to the PPEX ATS as this is the function of the PPEX ATS. Similarly, orders are not maintained with the Liquidity Platform as this is the function of the PPEX ATS. Because the order books for each security are publicly visible on the PPEX ATS, an investor could theoretically submit an order through a different order management system connected to the PPEX ATS or another broker-dealer “participant” on the PPEX ATS.

3.	You indicate on page 75 that “[a]ll rules for the Liquidity Platform are set in conjunction with the Broker and North Capital Private Securities within the parameters of the applicable regulatory requirements and the PPEX ATS.” Please identify and explain the rules that are set in conjunction with the Broker and North Capital and how such rules apply to investors use of the Liquidity Platform, Broker, and PPEX and their trading of your securities.

Because the PPEX ATS is a registered ATS and the Broker a registered broker-dealer, the Liquidity Platform must operate within the applicable regulatory requirements, and the rules established in connection with the registration, of the PPEX ATS, as well as within the regulatory requirements governing and rules established by the Broker as a registered broker-dealer. Such rules and requirements are not under our control, and are subject to change. Prior to submitting a bid or ask, first-time users of the Liquidity Platform must electronically enter into an agreement with the Broker that establishes the rules to participate in trading via the Liquidity Platform, with the Broker placing and executing trades on the PPEX ATS on behalf of the user. Users are thus made aware of the relevant rules for the Liquidity Platform. The rules under which the Liquidity Platform operates through the PPEX ATS and Broker are numerous and varied, and directly subject to regulation through the PPEX ATS and Broker as regulated entities.

4.	In addition, you indicate on page 75 that “[t]he Otis Platform merely acts as a user interface to facilitate the functionality of the PPEX ATS.” Please describe how the Liquidity Platform facilitates the functionality of the PPEX ATS.

See the response to Question 1. The PPEX ATS, as a registered ATS, serves as a trading venue for bringing together purchasers and sellers of securities. The Liquidity Platform provides a means for investors to electronically access this venue.

We do not believe an amendment is necessary given that the above responses. Accordingly, we will, through separate correspondence, request that the U.S. Securities and Exchange Commission approve the qualification of the Offering Statement.

Please do not hesitate to contact the undersigned at (201) 479-4408 or michael@otiswealth.com, if you have any questions regarding the foregoing response. Keith Marshall is on parental leave from November 1, 2021 through November 26, 2021.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer

cc: Keith Marshall